(d)(19)(vi)

September 12, 2019

Voya Mutual Funds
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Mutual Funds (“VMF”), on behalf of Voya Global Real Estate Fund (the “Fund”), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from September 12, 2019 through March 1, 2021, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of	Share Classes
Fund	A	C	I	O	R	R6	T	W
Voya Global Real Estate Fund	1.26%	2.01%	1.01%	1.26%	1.51%	0.96%	1.26%	1.01%

We are willing to be bound by this letter agreement to lower our fee for the period from September 12, 2019, 2020 through March 1, 2021.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.  This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

September 12, 2019

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VMF.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC
Accepted:

By:	/s/ Kimberly Anderson
Kimberly A. Anderson
Senior Vice President
Voya Mutual Funds